VIA EDGAR

May 4, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Village Farms International, Inc.

Registration Statement on Form S-3

File No. 333-237792

To Whom It May Concern:

On behalf of Village Farms International, Inc., a Canadian corporation, we hereby request that the U.S. Securities and Exchange Commission declare the above-mentioned Registration Statement effective as of 4:15 p.m., Eastern time, on May 6, 2020, or as soon as possible thereafter.

If the Staff has any questions, please contact Christopher R. Bornhorst, Esq. of Torys LLP at (212) 880-6047.

Sincerely,

VILLAGE FARMS INTERNATIONAL, INC.

By:	/s/ Stephen C. Ruffini
Name: Stephen C. Ruffini
Title: Chief Financial Officer